

MURCHINSON

December 7, 2023

Via Email
Nano Dimension Ltd.
2 Ilan Ramon St.
Ness Ziona 7403635
Israel
Attention: Board of Directors (including the two Court-appointed Observers)[1]

– Without Prejudice –

Re: Upcoming Special Meeting

Dear member of the board of directors of the Company (the "Board"),

Murchinson Ltd. (collectively with funds it advises and/or sub-advises, "Murchinson" or "we"), write to you as follows:

1.   As you know well, we are one of the largest shareholders of Nano Dimension Ltd. (the "Company" or "Nano").

2.   Pursuant to the Israeli Companies Law, any shareholder (including, for sake of clarity, ADS holders) holding at least 5% of the voting rights may demand the Company to convene a special general meeting. This letter is to inform you that, earlier today, we have instructed our prime brokers to commence a conversion process of a portion of our ADSs into ordinary shares, such that, together with ordinary shares we already own, we will become holders of ordinary shares, representing more than 5% of your voting rights.

3.   While we do not believe that conversion step is necessary for the exercise of our rights as shareholders under applicable law[2], Mr. Stern's latest actions and statements as well as, among other things,

---

[1] See the last section of this letter. For the sake of clarity, sending this letter to the individuals who were removed from the Board at the special general meeting of the Company held on March 20, 2023 or at the annual general meeting held on September 7, 2023 should not be construed in any manner as an admission that such individuals are still validly acting as directors.

[2] See the last section of this letter. For the sake of clarity, such conversion is not, and shall not be construed, as a waiver of any of the arguments and claims with respect to the powers of ADS holders, nor as an admission of any of the arguments Nano has raised in this respect. Such conversion was made only for the sake of caution in light of, among other things, the new arguments which your director and CFO have raised in the Court testimony, arguing that we (and all ADS holders) have no corporate rights as well as the lapse of time and the urgency we see in convening a special meeting as stated in this letter. Further, such conversion is not, and shall not be construed, as an admission that any such purported requirement (that we hold ordinary shares, as opposed to ADSs, in order to exercise rights under Israeli law) is legal, valid or binding.

the timeline of the current pending lawsuits coupled with the unprofessional lack of response by the Board, leave us no choice but to take this further action at this time.

4.   The costly (and, in our position, unnecessary) conversion of these ADSs is aimed at protecting the interests of shareholders and provide them with much-needed agency in running the matters of the Company. In particular, once the ordinary shares are obtained, we intend to demand that the Company call a special meeting.

5.   At the special meeting, we intend to put, among other things, a proposal to adopt a new article in the Company's Articles of Association, which will require shareholders approval of any acquisition or equity raise of $50,000,000 or greater in size. A similar proposal has already been submitted by us for the special meeting that was called for December 13, 2023, which the Company had promptly cancelled for questionable reasons.

6.   We emphasize that approving any large (including outside of the ordinary course of business) transaction without shareholder approval, certainly between the time of this letter and the special meeting we intend to call, will be blatantly shareholder-unfriendly and in bad faith. Moreover, the Annual General Meeting (the "2023 AGM") held in September brought to the forefront the extent to which the Board will go in order to prevent shareholder-driven change. As you likely know, Murchinson has brought litigation in Israeli Court around the 2023 AGM, and the Board will be held responsible for these actions. As shown in more detail in Exhibit A to this letter, the Board has also made wrongful representations regarding the outcome of the 2023 AGM, which, among other things, put a heavy shadow on the legitimacy of the Board and its authority (certainly if we prevail in the litigation), including, without limitation, authority to enter into any large transaction.

7.   In Mr. Stern's email to our legal counsel on August 29, 2023, he wrote: *"**We shall raise $300 M and complete a $599 M acquisitions. And blow your client out of the Ontario lack by dilution them to a consistency of a greeze thinner**."* Mr. Stern is likely angry with us for challenging his free reign over the Company and questioning many of his actions. However, making a spiteful deal is hardly a punishment aimed at us alone. No action can only dilute us or only waste our portion of the Company. Putting aside the legal authority to enter into such transaction (as pointed out above), you should easily understand why such threats to hurt all shareholders just for the purpose of getting back at us, can cause all Nano shareholders harm and discomfort and puts a heavy shadow on any future transaction that is not approved by shareholders.

8.   We urge you to refrain from taking obstructionist (and illegal) steps as well as closely scrutinize the resources management will seek to allocate to stall calling the meeting and later to oppose our proposals. As you may be aware, Nano spent off-the-charts sums of money to enlist shareholder support in the 2023 AGM, including millions of dollars paid to proxy solicitor Innisfree and PR firm FGS Global (which did not change the shareholders support for the proposals put by us or, as pointed out above, the lawful outcome of the 2023 AGM). You may find it helpful to research past proxy fights in gaining perspective for what is common in terms of payment to proxy solicitors in contested proxy fights. Are Nano shareholders really well-served by spending off-the-charts sums of money in an attempt to entrench the Board?

9.   As Mr. Stern so eloquently threatened in his August 29, 2023 email to our legal counsel: ***"We shall spend all $$$ needed. And we sure have then all"* -** Mind you that "we" refers to the Company, whose "$$$" are really the shareholders' "$$$"...

10.   This letter is sent without prejudice and shall not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract and/or law. It is hereby further clarified that every claim and right of the undersigned, including those in relation to the pending lawsuits between the parties, and any other matter, are fully reserved.

Sincerely,

Moshe Sarfaty
Moshe Sarfaty



MURCHINSON

November 9, 2023

WITHOUT PREJUDICE

Via Email
Nano Dimension Ltd.
2 Ilan Ramon St.
Ness Ziona 7403635
Israel

Attention: Independent Members of the Board of Directors[1],

Dear Sirs,

Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson" or "we"), is one of the largest shareholders of Nano Dimension Ltd. ("Nano Dimension," "Nano," or the "Company"), with approximately 6.6% of the outstanding shares.

As you are aware, Murchinson has repeatedly sought to engage with the Board of Directors (the "Board") of Nano. Our objectives are simple: to address the failed corporate governance that has become a hallmark of the Company and enact meaningful changes that will benefit the Company and all of its shareholders. Based on the dismissive response to our efforts, we believe that one or more of the following must be true: **1) the Board supports the repeated disenfranchisement of shareholders,** or **2) the Board is "asleep as the wheel,"** and does not care to be fully informed with respect to our objectives and the actions taken (or omitted to be taken) by the Company.

The list of troubling examples demonstrating the Board's failure to instill proper governance and accountability is extensive and ever-growing. Most recently, on October 31, 2023, the Company announced that the extraordinary general meeting of shareholders (the "EGM") scheduled to convene on December 13, 2023, would be cancelled. One source of concern is that the decision to cancel the meeting was made less than two weeks after the EGM was first disclosed. As rationale for the cancellation, the Company cited the war in Israel (which began prior to the EGM announcement and which the Board presumably took into account when it decided to call the EGM) and a desire to "focus exclusively on execution" of the business. **The Board's update regarding the EGM notably excluded the fact that this decision came only SIX days after Murchinson submitted proposals for consideration at the EGM, which included, among other things, to amend the Company's articles of association to require that any sizable new acquisition or dilutive capital raise would need shareholder approval.**

The fiduciary duties of a board of directors include the duty to serve the interests of the company and its shareholders. That is ultimately what individual directors are judged upon and we remind you that provisions of the Companies Law impose personal liability (which is not indemnifiable nor insured) in the event of certain breaches of fiduciary duties. As purported independent directors, you should try to demonstrate your independence by retaining separate independent counsel (a right of

[1] See last section hereof. For the sake of clarity, sending this letter to directors who were removed from the Board at the special general meeting of the Company held on March 20, 2023 and/or the AGM should not be construed in any manner as an admission that such individuals are still validly acting as directors.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5
Tel. +1 416 845 0666 Fax +1 416 981 7333

independent directors under the Companies Law) and communicating directly with us, one of your largest shareholders.

We implore you to seriously consider the following as you decide whether to continue to support management and whatever further rash and ill-fated capital allocation and corporate governance ideas they may bring before you in the near-term:

- **We believe the Board's disenfranchisement of shareholders has put each of your reputations at risk**. The Annual General Meeting (the "AGM") held in September brought to the forefront the extent to which the Board will go in order to prevent shareholder-driven change. Manipulating the vote, to the point of committing election fraud, is not something one would expect from a board with reputations such as some of you possess. As you likely know, Murchinson has brought litigation in Israeli Court, and the Board will be held responsible for these actions. As shown in more detail in Appendix A to this letter, the Board has also made wrongful representations regarding the outcome of the AGM, which, among other things, put a heavy shadow on the legitimacy of the Board and its authority (certainly if we prevail in the litigation).

  While the composition of the Board has changed slightly, we have seen no indication that the shift in membership has led to a more engaged or independent board. Notably, we are stunned that the Board's new director, U.S. Army 4-Star General (Ret.) Michael X. Garrett, would allow his impressive reputation to potentially be called into question if he does not object to the Board's ongoing governance failures. The vote manipulation in the AGM is blatantly beyond a typical "there-are-two-sides-to-every-story" argument. Allowing the Company to toe this line is a dereliction of your duties towards the Company as representatives of the shareholders.

- Management has indicated its intent to consummate a merger or acquisition and may attempt to describe such a proposal as "synergistic," "transformative," "accretive," or "relevant." We encourage the Board to bear in mind not just the motives and legitimacy of such transaction(s) (as discussed above), but also management's earlier admission that Stratasys was "the only company in this [3D printing] industry other than us." **Therefore, any transaction that management puts before the Board will, by definition, have limited opportunities for value creation and a higher risk of diluting shareholder value. We urge you to critically evaluate any such proposal.**

- Management may recommend to the Board that the Company raise capital through an equity issuance. As you are aware, selling stock at any price below cash value is, **by definition, dilutive**. It is akin to giving the capital sources free money in exchange for increasing the share count at the expense of existing shareholders. Putting aside the motives and legitimacy of such transaction (as discussed above), **in consideration of Nano's massive cash balance, an equity raise at this moment would be baseless, value destructive and grossly irresponsible.**

- **Your cynical attempt to blame cancelling the December EGM on the war in Israel is not just immoral but also truly offensive and is transparent gamesmanship.** These are the key facts:

- Nano stated that its business continues as usual on October 9, just two days after the October 7 massacre in Israel. It apparently continued in this vein of "business as usual" because the Compensation Committee and the Board approved the compensation-related proposals for the EGM on October 12 and October 15, respectively.
- On October 18, <u>11 days after the massacre,</u> Nano set the EGM for December 13.
- The Board cancelled the EGM on October 31, <u>six days after Murchinson submitted proposals for the EGM</u>.
- Murchinson's submitted proposals would have given shareholders an opportunity to vote on changes to the Board and to <u>amend the articles of association so that any</u> major transaction (including acquisitions of over $50 million and certain equity financings) <u>requires shareholder approval</u>. Given this Board's track-record of approving dubious transactions, we believe that this second measure in particular would have been virtually guaranteed to pass.
- As a result of cancelling the EGM, you shelved your proposed compensation packages. The fact that you are collectively putting your reputations and more at risk while being paid 10,000 RSUs a year raises an important question: <u>why are you continuing to accept the legal, financial and reputational risks associated with Nano?</u>

We stand with Israel. In anticipation of the possibility that Nano will accuse Murchinson of being insensitive to the horrors of the October 7 massacre or the seriousness of the ongoing military situation in Israel, we remind you that, much like yourselves, members of our firm were personally impacted by the horrific events that occurred. Much like 15 percent of Nano Dimension's workforce, Murchinson employees have served and will continue to serve on the front lines of the conflict.

We would like to offer a civil exchange of ideas. We are specifically and explicitly inviting each of you, individually or as a group, to reply to us and hear our thoughts **directly**. This is your right (and duty) as directors, and you require no person's permission to do so.

***

<u>A closing thought: The observations presented in this letter call into question the motivations that underlie any acquisition, dilutive capital raise or entrenchment action that you might be asked to approve.</u>

<u>It is clear to us that this Board has approved, allowed or failed to prevent frivolous acquisitions, swing trades, nepotism, vote manipulation, election fraud, the denial of shareholder rights, taking steps blatantly opposite to shareholders' instructions and the weaponizing of Company resources to finance all of the above. Your reputations, and possibly more, will be liable for any value that is destroyed by your decisions. Many of you have worked for decades to show yourselves to be thoughtful scientists, entrepreneurs, leaders, and executives. Continued obeisance to management and disrespect for your responsibilities to shareholders will mar your legacies.</u>

***

This letter should not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract, the Articles of Association and/or law. It is hereby further clarified that every claim and right of the undersigned, including those in relation to the pending lawsuits between the parties, and any other matter, are fully reserved.

Sincerely,

Moshe Sarfaty
Moshe Sarfaty

Appendix A: Results of the 2023 Annual General Meeting:

Proposal number	Proposal	Number of Votes		in %		Comments
		For	**Against**	**For**	**Against**	
1	Re-appointment of KPMG as outside auditor	60,318,826	8,699,915	87%	13%	This proposal required a simple majority.
2a	Election of a slate of 3 incumbent Nano directors	47,566,798	N/A	53%		According to Nano, this proposal required that the slate with more votes in favor will be elected. The election of the Nano slate of directors was done (as alleged by Nano) with Nano improperly counting more than 10 million votes from outdated proxy cards, which did not indicate that the election was a contested one and were replaced by new proxy cards. *This issue is one of the subject matters of ongoing litigation between Nano and Murchinson.*
2b	Election of a slate of 3 Murchinson candidates	42,468,842	N/A	47%		
3	Amend Article 39 of the Company's Articles of Association. The main goal of such amendment was the de-staggering of the board	52,675,028	29,237,078	64%	36%	This proposal requires a majority of 70% of the votes cast at the meeting.
4	Amend Article 42 of the Company's Articles of Association. The main goal of which was to allow the removal of directors at any general meeting and at a simple majority	52,683,746	29,227,655	64%	36%	This item required a simple majority.
5	Removal of Yoav Stern from the Board	45,652,415	37,050,697	55%	45%	According to Nano, the proposals to remove these incumbent directors required a majority of 70% of the votes cast at the meeting, despite the passing of proposal 4 above (which clearly allows removal of directors at a simple majority). *This issue is one of the subject matters of ongoing litigation between Nano and Murchinson.*
6	Removal of Igal Rotem from the Board	47,104,436	35,513,597	57%	43%	
7	Removal of Amit Dror from the Board	47,472,060	35,124,950	57%	43%	
8	Removal of Simon Anthony-Fried from the Board	44,028,416	38,473,906	53%	47%	
9	Removal of Christopher Moran from the Board	43,603,677	38,984,502	53%	47%	
10	Removal of Ron Kleinfeld from the Board	43,708,799	38,918,630	53%	47%	

From: Yoav Stern ███████████████████

Date: 8/29/23 07:50 (GMT+02:00)

To: ███████████████████

███
████████

Subject: Re: Highly Confidential

████████ (or sarfaty or Irani or Hizbulla, I do not care). Whomever is behind this travesty.

Who the hell are you to tell me I am not gettomg my severance under my CEO contract?

I am not resigning.

All of you can go to hell in a hand basket.

I have spent an hour w mark last night and we had a deal in a handshake. No expenses we're discussed. not any other bullshit.

You, the lawyers, are changing and doing things that we HAVE NEVER AGREED.

████████ you a a LAWYER. Not a businessman, not a principle.

You write what principles agree to.

You are not a businessman. You SERVE businessmen. For money. And paid by the hour, not by inventing contracts that were never agreed to.

stop all negotiations.

I have had it with your manipulations.

I am going for a vote.

Then we shall win or have 3 directors onboard, which I will make them loose 5 years of their lives in 1 year of board membership.

Watch me.

1

It is not about money for me.

It is about revenge.

This is such an audacity.

What the hell do you think that you are?

a principle?

You are just a lawyer.

And YOU tell me how I resign as how much money I shall receive based on my contract?

You think you run my company?

See you in court for the next 18 months.

Fuck you.

Strong letter to follow.

Sent from my iPhone

Yoav Stern I **Chairman & CEO**

Nano Dimension
USA **I** Switzerland **I** UK **I** Germany **I** Israel **I** Australia **I** The Netherlands
WhatsApp & M ████████
M ████████





From: Yoav Stern █████████████████████████

Date: 8/29/23 08:04 (GMT+02:00)

To: ███

█████████████████████████████████

Subject: Re: Highly Confidential 2

█████

Pls cease and desist.

Let's go to court.

And go there again.

And in nyc.

And in Supreme Court.

We shall spend all $$$ needed. And we sure have then all. And we shall eventually win.

I shall NEVER EVER pay their expenses.

EVER.

You see, it is exactly what I have told you:

The lawyers waste the money with foolish letters and claims, than they make ME pay for their travesty?

Not is my school █████

████████

I give up your 15, 20, 25 million, just to make sure you charge YOU client the ridiculous money you make him spent. Unnecessarily.

Why want to spend another $1-3 million chasing the S-8 registration.

What an amateur.

You shall NEVER get it from me.

I shall it resign just for the pleasure of you wasting your client money, by you, until he fires you.

Sent from my iPhone

Yoav Stern I Chairman & CEO

Nano Dimension
USA I Switzerland I UK I Germany I Israel I Australia I The Netherlands
WhatsApp & M███████████
M███████████





From: Yoav Stern █████████████████████

Date: 8/29/23 08:09 (GMT+02:00)

To: ██

█████████████████████████████████

Subject: Re: Highly Confidential 3

ISS voted for us.

We shall raise $300 M and complete a $599 M acquisitions. And blow your client out of the Ontario lack by dilution them to a consistency of a greeze thinner.

Just because YOU fucked up his settlement.

And since I have a good relationship w mark now, I am going to describe to him EXACTLY WHY all this will happen.

Watch me.

Sent from my iPhone

Yoav Stern I Chairman & CEO

Nano Dimension
USA I Switzerland I UK I Germany I Israel I Australia I The Netherlands
WhatsApp & M████████████████
████████████





From: Yoav Stern █████████████████████

Date: 8/29/23 08:31 (GMT+02:00)

To: ██
███████

Cc: ██████████████████████████████

Subject: Re: Highly Confidential 4

███████████████

Scrap the term sheet pls.

I do not agree to any settlement because I do not trust that mark has any control of his team (sarfaty and lawyers).

It is funny, because I actually trust Marc himself.

So his lawyers fucked him.

No settlement.

We go to the vote. If we win - great.

We go for SH vote for new contract, and if we loose the board will override it with Seifa section 300.

Then they will sue us and it will cost mark another. $5M which he will never be reimbursed for.

IF we loose the vote - they only insert 3 directors.

I shall NOT resign , and start to run the board and cause their representative to change their life style and be sorry for ever meeting Bistricer.

Watch me.

I am seventy. It is worth 5 years of my life to have fun like this. I love it !😇😆😇😆🌷😆😇

 Back to dog fight days in the air force.

Sent from my iPhone

Yoav Stern | Chairman & CEO

Nano Dimension
USA I Switzerland I UK I Germany I Israel I Australia I The Netherlands
WhatsApp & M ▮▮▮▮▮▮▮▮
M ▮▮▮▮▮▮▮▮





From: Yoav Stern █████████████████

Date: 8/29/23 09:24 (GMT+02:00)

To: █████████████████████

Cc: ██
████████

Subject: Re: Highly Confidential 5

Oh, and by the way dear ████████████████████████████████ - feel free to publish my emails to you, which are totally personal, but still, a lawyer is a lawyer, ████████████████████
████████

You can send them to the local papers and claim that it is a proof that I don't fit to run a public company, since I tell You what I REALLY THINK.

This one השמצהthat I think I remember you guys have already written and published about me, so

Maybe it will not be published again. Old news, kind of.

Oh well.

You can choose to present it to Markowicz (is that her name in Lod?) as a testimony, beside my famous videos. A "proof" of an "emotional" CEO that doesn't fit.

This will be fun, for sure.

By the way? How many times have YOU been CEO?

Of a public company? Or of any company?

Being responsible for paying salaries, monthly, to 600 families bread winners around 4 continents, where that same money of the company which you have kept as if it is your grandmothers pension, is wasted on lawyers and advisors.

And now, you "invented" that Nano will pay YOUR fees as well.

Not in a thousand years my friend. Meet you in heaven.

Sent from my iPhone

Yoav Stern | Chairman & CEO

Nano Dimension
USA **I** Switzerland **I** UK **I** Germany **I** Israel **I** Australia **I** The Netherlands
WhatsApp & M ███████████
M ████████████



